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                                                                  EXHIBIT (a)(9)

[JUNIPER NETWORKS LOGO]

THANK YOU [EMPLOYEE NAME]

You have chosen NOT TO PARTICIPATE in the Stock Option Exchange Program. YOU WILL RECEIVE AN EMAIL CONFIRMING YOUR DECISION. You should print and save the email for your records.

You can change your selection at any time before the deadline; simply return to the Stock Option Exchange Page.

DEADLINE FOR SUBMISSION: 10 p.m. Pacific Time, _________________, 2001.

CURRENT DATE/TIME: ________________________

THIS PROGRAM AND THE INFORMATION PROVIDED ON THIS WEBSITE ARE SUBJECT TO AND GOVERNED BY THE OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FILED BY US WITH THE SECURITIES AND EXCHANGE COMMISSION, ALONG WITH OTHER MATERIALS. THOSE MATERIALS ARE AVAILABLE FREE OF CHARGE, EITHER FROM THE COMPANY OR AT THE SEC WEBSITE AT WWW.SEC.GOV. THESE MATERIALS ARE IMPORTANT AND YOU ARE URGED TO READ THEM CAREFULLY.